FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:		
M&A fees	$	2,559,381
Commissions		1,873,994
Reimbursed expenses		51,115
Total revenue	$	4,484,490
OPERATING EXPENSES:		
Commissions, salaries and benefits		3,436,138
Reimbursable expenses		274,299
Legal and professional fees		42,783
Regulatory fees		34,802
Insurance		10,710
Taxes, licenses and permits		20,347
Other operating		8,085
Total expenses	$	3,827,164
Net income	$	657,326

The accompanying notes are an integral part of these financial statements